GASCO ENERGY, INC.
8 Inverness Drive East, Suite 100
Englewood, CO 80112
November 6, 2007
Via Facsimile (202) 772-9368 and EDGAR Submission
Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549-0405
Attention: Ms. Carmen Moncada-Terry

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-144387) of Gasco Energy, Inc. (the “Company”)
Ladies and Gentlemen;
     The Registrant hereby withdraws its previous acceleration request letter filed with the Securities and Exchange Commission on Tuesday, November 6, 2007 at 11:46 am EDT.
     Please call the undersigned at (303) 483-0044 with any questions regarding this matter.

Very truly yours,

GASCO ENERGY, INC.

By:	/s/ W. King Grant

Name: W. King Grant Title: Chief Financial Officer